Exhibit 99.1

Italian Decree Providing for a Reduction in the Feed-in-Tariff for Existing Photovoltaic Plants

The Decree is Subject to the Approval of the Italian Parliament

Tel-Aviv, Israel, June 25, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced the execution by the Italian President of a decree presented by the Italian Government that will, if approved by the Italian Parliament, decrease the Feed-in-Tariff (“FiT”) guaranteed to existing photovoltaic plants with nominal capacity of more than 200 kW (the “Decree”).  The Decree forms part of the Italian Government’s efforts to reduce electricity costs and has entered into force with its execution by the Italian President, but is subject to the approval of the Italian Parliament within a period of 60 days.

Pursuant to the available versions of the Decree and announcements made by the Italian Government, operators of existing photovoltaic plants, such as the Company, which received a guaranteed 20-year FiT under current Italian legislation, will be required to choose between a reduction of 8% in the FiT, or extending the 20-year term of the FiT to 24 years with a reduction of approximately 20% in the FiT (based on the remaining years in the initial guaranteed FiT period of the Company’s existing Italian photovoltaic plants) (the “Extension of FiT Option”).  Governmentally sponsored loans, for the amount of the FiT reduction under the Extension of FiT Option, are expected to be offered to operators which will choose that option.  The photovoltaic plant operators, such as the Company, are required to make this choice by November 30, 2014, with effect commencing January 1, 2015.

The Company is studying the Decree and its effects on its results and does not currently have enough information to determine which option it will choose with respect to each of its Italian photovoltaic plants. As noted above, the Decree is subject to the approval of the Italian Parliament and the Company cannot at this point predict whether it will be approved and whether the terms of the Decree will be revised prior to such approval.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, with production capacity of approximately 800 MW, representing about 8% of Israel's total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes to the Decree and other regulatory developments. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com